SHULMAN ROGERS GANDAL PORDY & ECKER, P.A.

Lawrence A. Shulman
Donald R. Rogers
Karl L. Ecker†
David A. Pordy+
David D. Freishtat
Martin P. Schaffer
Christopher C. Roberts
Jeffrey A. Shane
Edward M. Hanson, Jr.
David M. Kochanski
James M. Kefauver
Robert B. Canter
Daniel S. Krakower
Kevin P. Kennedy
Alan B. Sternstein
Nancy P. Regelin
Samuel M. Spiritos+
Martin Levine
Worthington H. Talcott, Jr.+
Fred S. Sommer
Morton A. Faller
Alan S. Tilles
James M. Hoffman
Michael V. Nakamura
Jay M. Eisenberg+
Douglas K. Hirsch
Ross D. Cooper
Glenn C. Etelson
Karl J. Protil, Jr.+
Timothy Dugan+
Kim Viti Fiorentino
Sean P. Sherman+
Rebecca Oshoway
Ashley Joel Gardner
Michael J. Froehlich
William C. Davis, III
Paul A. Bellegarde+
Patrick M. Martyn
Elizabeth A. White
Sandy David Baron
Christine M. Sorge
Michael L. Kabik
Gregory D. Grant+
Jeffrey W. Rubin
Eric J. von Vorys
Michelle R. Curtis•
Gary I. Horowitz◦
Jason M. Kerben
Mark S. Guberman
Cara A. Frye•
Sarit Keinan
Mary Park McLean•
Heather L. Howard•
yake
hung
f

Of Counsel
Larry N. Gandal
Leonard R. Goldstein
Richard P. Meyer◦
William Robert King
Larry A. Gordon•
David E. Weisman
Lawrence Eisenberg
Deborah L. Moran
Michelle L. Lazerow▪

Maryland and D.C. except as noted:
+ Virginia also
• Maryland only
◦ D.C. only
† Retired
▪ Federal practice only



03024010

Writer's Direct Dial Number:
301-230-5208
croberts@srgpe.com

82-34672

03 JUN 23 AM 7:21

SUPPL

June 17, 2003

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Electrocomponents plc – Exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended
File No. – Not yet provided by SEC
Our File No. 018-031-00222

Dear Sir:

Pursuant to the undertaking of Electrocomponents plc, a public limited company incorporated under the laws of England and Wales (the "Company"), to furnish the Securities and Exchange Commission with certain information described in its request for an exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as more fully set forth in the Company's letter to the Commission dated July 25, 2002, and received by the Commission on July 29, 2002, the Company hereby submits the following:

June 16, 2003 — Director Shareholding – Long Term Incentive Share Option Plan - 2003 Options

The Company understands that pursuant to Rule 12g3-2(b) the information and document furnished hereby will not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and document constitutes an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge your receipt of this letter, and of the enclosed material from the Company, by date-stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed stamped, self-addressed return envelope.

If you have any questions or comments, please do not hesitate to contact me at (301) 230-5208.

PROCESSED
JUN 30 2003
THOMSON FINANCIAL

Very Truly Yours,

SHULMAN, ROGERS, GANDAL, PORDY & ECKER, P.A.

By: [signature]
Christopher C. Roberts

Enclosure
cc: Chloe Cox, Senior Company Secretarial Assistant (w/o enc.)
T:062503
18031915-15.doc

dlw 6/26

REG-Electrocomponents Director Shareholding

RNS Number:3858M
Electrocomponents PLC
16 June 2003

ELECTROCOMPONENTS PLC ("Electrocomponents")

Long Term Incentive Share Option Plan (the "Plan")

Electrocomponents announces the following:

On 16 June 2003, the Company was informed that on 16 June 2003 the Remuneration Committee granted options over Electrocomponents 10p ordinary shares ("Shares") to Mr I Mason (Group Chief Executive), Mr J L Hewitt (Deputy Chairman and Group Finance Director), and Mr R B Butler (Chief Process Officer) under the Rules of the Plan as follows:

Director	Number of Shares	Exercise Price	Total Interest in Share Options
I Mason	545,272	349p	1,151,984
J L Hewitt	454,806	349p	916,139
R B Butler	354,426	349p	770,039

The options are subject to performance conditions which determine the proportion (which can vary between 0% and 100%) which will eventually vest.

Following these transactions, Mr Mason has an interest in 36,136 Shares, Mr Hewitt has an interest in 75,382 Shares and Mr Butler has an interest in 37,136 Shares, together representing less than 0.1% of the issued share capital of the Company.

At the close of business on 13 June 2003, the mid market price of 10p ordinary shares in Electrocomponents plc was 351.75p.

CARMELINA CARFORA

GROUP COMPANY SECRETARY

(Tel: 01865 204000)

16 June 2003